                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 11-K

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000

                                       OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

        For the transition period from _______________ to _______________
           Commission file number : 001-8610 (SBC Communications Inc.)
                      001-7155 (R.H. Donnelley Corporation)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

 DonTech Profit Participation Plan, 200 East Randolph Drive, Chicago, Illinois 60601

B. Name of issuers of the securities held pursuant to the plan and the address of their principal executive offices:

   SBC Communications Inc., 175 E. Houston Street, San Antonio, TX 78205 and
     R.H. Donnelley Corporation, One Manhattanville Road, Purchase, NY 10577

                              REQUIRED INFORMATION

The required financial statements are attached to this report.

                        DONTECH PROFIT PARTICIPATION PLAN

                               INDEX TO FORM 11-K

                                                  Page

Report of Independent Accountants                    3

Statement of Net Assets Available for Benefits
as of December 31, 2000 and 1999                     4

Statement of Changes in Net Assets Available for
Benefits for the Year Ended December 31, 2000        5

Notes to Financial Statements                     6-10

Supplemental Schedule - Schedule of Assets Held     11
  For Investment Purposes

Signatures                                          12

Exhibit 23 - Consent of Independent Accountants

                          REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants of the DonTech Participation Plan and the Employee Benefits
  Committee of the Board of Directors of DonTech II:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the
DonTech Profit Participation Plan (the "Plan") at December 31, 2000 and 1999, and
the changes in net assets available for benefits for the year ended December 31,
2000 in conformity with accounting principles generally accepted in the United
States of America.  These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of
America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Assets Held for
Investment Purposes at December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
June 11, 2001

                        DONTECH PROFIT PARTICIPATION PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2000 and 1999
                             (Dollars in Thousands)

                                                   December 31,
                                              2000              1999

Assets:

 Investments, at fair value              $  44,694          $  50,699
 Cash                                          464                 59
 Participant contributions receivable           85                 61
 Employer contributions receivable              29                  5
                                    ---------------    --------------
   Total assets                             45,272             50,824

Net assets available for
 benefits                                $  45,272          $  50,824
                                    ===============    ==============

   The accompanying notes are an integral part of these financial statements.

                        DONTECH PROFIT PARTICIPATION PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                             (Dollars in Thousands)

Additions:
 Investment income:
  Net realized and unrealized (depreciation)
   in fair value of investments                      $(2,117)
 Interest                                                766
  Dividends                                              753

 Contributions:
  Participant                                          2,717
  Employer                                               828
                                                    ----------

    Total Additions                                    2,947

Deductions:
  Net distributions to participants                   (8,499)
                                                    ----------

    Total Deductions                                  (8,499)
                                                    ----------

Net (decrease)                                        (5,552)

Net assets available for benefits
   as of January 1                                    50,824
                                                    ----------

Net assets available for benefits
   as of December 31                                 $45,272
                                                    ==========

   The accompanying notes are an integral part of these financial statements.

                        DONTECH PROFIT PARTICIPATION PLAN
                          NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description

Overview
--------

DonTech II (the "Partnership") is a general partnership between R.H. Donnelley
Corporation ("RHD") and Ameritech Publishing of Illinois, Inc. ("API/IL"), an
indirect, wholly owned subsidiary of SBC Communications Inc.  The Partnership does business under the name DonTech and is hereinafter referred to as "DonTech" or the
"Company".

DonTech, as the Plan Administrator, has adopted the DonTech Profit Participation
Plan (the "Plan") for the benefit of its eligible employees.  The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income
Security Act of 1974, as amended ("ERISA").  The Plan was established to provide a convenient way for eligible employees to save on a regular and long-term basis.  The following summary provides an overview of major Plan provisions and is provided for general informational purposes.  Employees who contribute to the Plan
("Participants") or former employees who have assets in the Plan should refer to the
Plan document for more complete information and a full description of the Plan provisions and qualifications.

Eligibility
------------

Full-time employees of the Company are immediately eligible to participate in the
Plan on their date of hire.  Part-time employees who work at least one thousand hours during the consecutive twelve-month period following employment or in any calendar year thereafter are eligible to participate in the Plan on the first day of the following January.

Contributions
-------------

Participants in the Plan authorize direct payroll deductions of between 1% and 6%, in whole percent increments, of their included compensation, as defined by the Plan document ("Basic Contributions"). Participants may make additional contributions
("Investment Contributions") up to a maximum of 10% of included compensation.

Participants' Basic Contributions and Investment Contributions may be made from before-tax earnings, which has the effect of reducing current taxable earnings for federal income tax purposes, and/or after tax earnings.  In any Plan year, a
Participant may contribute up to a maximum of 16% of his or her included compensation (up to 6% in Basic Contributions and 10% in Investment Contributions)
or the maximum allowed by the Internal Revenue Code ("IRC"), whichever is less.  For the Plan year 2000 and 1999, the IRC limit on before-tax contributions was $10,500 and $10,000,  respectively.

The Company makes contributions ("Matching Contributions") equal to a minimum of 50%
of aggregate Basic Contributions. Investment Contributions are not eligible for
Matching Contributions. In accordance with the provisions of the Plan, the Company may contribute an additional percentage of the Participant's aggregate Basic
Contribution if the Company's net income for a Plan year increases more than 5% over the preceding Plan year.

To comply with certain provisions of the Tax Reform Act of 1986, as amended (the
"Act"), the Plan limits covered compensation for purposes of determining Basic,
Investment and Matching Contributions (collectively, "Contributions") to $170,000 and $160,000 for each of the Plan years ended December 31, 2000 and 1999, respectively.

All contributions are subject to limitations imposed by the IRC and ERISA.

Vesting
--------

Basic and Investment Contributions are fully vested when made.  Effective June 1,
2000, the Plan was amended to change the vesting of Matching Contributions to be fully vested when made.  All Participants of the Plan who were actively employed on
June 1, 2000 were fully vested in all the Matching Contributions existing in their
Participant accounts on that date.  Subsequent Matching Contributions are fully vested when made.

Investment Options
------------------

The Plan allows Participants to allocate their Contributions to various investment options available under the Plan.  These elections must be made in 1% increments.
Participants are able to reallocate their entire account balances in multiples of 1%
among the Plan's investment options.

Payment of Benefits
-------------------

Upon termination of service with the Company, Participants become eligible for a lump sum distribution of the vested portion of their account.  Retired and terminated Participants who have an account balance in excess of $5,000 may elect various forms of deferred distribution.

Participant Loans
-----------------

Participants may borrow from their vested account balance a minimum of $500 up to a maximum of $50,000, or 50% of the vested account balance, whichever is less.  Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence.  Loans are secured by the balance in the Participant's account and bear interest at the Prime rate, as quoted in the Wall Street Journal as of the last day of the month immediately preceding the receipt of the loan application, plus 2%.
Principal and interest payments are payable ratably through payroll deductions.  The total number of Participants with outstanding loans at December 31, 2000 and 1999 was 149 and 205, respectively.

Forfeitures
-----------

Amounts forfeited by non-vested Participants who terminated during the year were
$19,000 and $52,000 for the years ended December 31, 2000 and 1999, respectively.
Forfeited amounts reduce future Company contributions.

Note 2.  Investments

Investment Funds
----------------

Participants of the Plan can elect to have Contributions credited to their Plan accounts invested in one or more of the various investment fund options of the Plan.

Trust and  Master Trust
-----------------------

On March 1, 1999, the Plan Administrator removed the Plan from the R.H. Donnelley
Corporation Defined Contribution Master Trust.  The Plan Administrator established the DonTech Profit Participation Plan Trust (the "Trust") and appointed Merrill
Lynch (the "Trustee") as Trustee of the Plan assets and as recordkeeper and investment advisor.  As of December 31, 2000 and 1999 all cash and investments of the Plan are in the Trust.

Note 3.  Summary of Significant Accounting Policies

Method of Accounting
--------------------

The Plan's financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition
--------------------------------------------

The fair value of the Plan assets in the Trust is determined based on quoted market prices for shares of mutual funds and collective trusts, quoted market prices for shares of stock, and contract value, which approximates fair value, for investment contracts.  Participant loans are stated at amortized costs.  The net appreciation in the fair value of the investments, as applicable, consists of realized and unrealized appreciation and depreciation for the specified period.  Dividend income is recorded on the ex-dividend date.  Interest earned on investments is recorded on the accrual basis.  Purchases and sales of securities are recorded on the trade date.

Contributions
--------------

Participant contributions represent the amounts withheld each pay period. Company contributions are based upon amounts required under the provisions of the Plan.

Benefit Payments
----------------

Benefits are recorded when paid.  Liabilities relating to Participants who have elected to withdraw from the Plan but have not yet been paid were $436,221 and
$35,179 as of December 31, 2000 and 1999, respectively.  These amounts will be reflected on the Form 5500 to be filed by the Plan Administrator.

Expenses and Administrative Costs
---------------------------------

All expenses and administrative costs are paid by the Company.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties
-----------------------

The Plan provides for various investment options in a number of funds which invest in stocks, bonds, fixed income securities, mutual funds, and other investment securities.  Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk.  The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect Participant account balances and amounts reported in the financial statements and accompanying notes.

Plan Termination
------------------

While the Company has not expressed any intent to do so, it may discontinue its contributions or terminate the Plan at any time, subject to the provisions of ERISA and the IRC.  These provisions state that in such an event, all Participants of the
Plan shall be fully vested in the current market value of amounts credited to their accounts as of the date of termination.

Note 4.  Tax Status
-------------------

The Internal Revenue Service has determined and informed the Company by a letter dated June 9, 1999, that the Plan and related Trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since the date of the letter, the Plan Administrator and the Administrator's legal counsel believe the amendments do not alter the tax status of the Plan and the Plan is currently being operated in compliance with the applicable requirements of the IRC.

Note 5.  Investments
--------------------

The investments reflected in the Statement of Net Assets Available for Benefits
represents the total assets in the Trust as of December 31, 2000 and 1999.

The following presents investments that represent 5 percent or more of the Plan's assets at fair value (Dollars in thousands):

                                                 December 31,        December 31,
                                                     2000                1999
                                                     ----                ----
DonTech Stable Value Fund                      $    9,641          $   13,151
Merrill Lynch Equity Index Fund                    14,989              19,743
SBC Communications Inc.Common Stock Fund           11,876              10,661
R.H. Donnelley Corporation Common Stock Fund            -               2,945

During 2000, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) depreciated in value as follows: (Dollars in thousands)

Common Stock                     $    599
Common Collective Trusts           (1,568)
Mutual Funds                       (1,148)
                                  ---------
Total                            $ (2,117)
                                  =========

At December 31, 2000 and 1999, the Plan has entered into benefit responsive investment contracts with various insurance companies ("Insurers").  The fair value of these contracts is recorded in the DonTech Stable Value Fund at December 31, 2000
and 1999.  The Insurers maintain the contributions in a pooled account, which is credited with earnings on the underlying assets and charged for Participant withdrawals and administrative expenses.  The contracts are included in the financial statements at contract value which approximates fair value and there are no reserves against contract value for credit risk of the contract insurer or other risks at December 31, 2000 and 1999.  The value of the contracts was $6,479,000 and
$9,707,000 at December 31, 2000 and 1999, respectively.  The average interest rate was approximately 6.49% for the year ended December 31, 2000 and was approximately
6.43% for the period from March 1, 1999 (inception of the DonTech Stable Value Fund)
to December 31, 1999.

Note 6.  Related Party Transactions
-----------------------------------

Shares of the Merrill Lynch Equity Index Fund are managed by the Trustee and therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Company for the investment management services were nominal for the year ended December 31, 2000.

                          DONTECH PROFIT PARTICIPATION PLAN
                             EIN 36-4190375, PLAN NO. 002

        SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  December 31, 2000

                                     Description of      Price     Current
    Issuer/borrower/lessor             Investment         /NAV      Value
-------------------------------   ---------------------  -------  ----------
                                                                  (in Thousands)

*   R.H. Donnelley Corp New           Common Stock      24.312  $     2,187
*   SBC Communications Inc            Common Stock       47.75       11,876
*   ML Equity Index Trust 1     Common/Collective Trusts 91.77       14,703
*   ML Equity Index Trust 1 GM  Common/Collective Trusts 91.77          286
    DonTech Stable Value Fund   Pooled Separate A/C(GICS)1.000        9,542
    DonTech Stable Value Fund   Pooled Separate A/C(GICS)1.000           99
    GAM International FD CL A         Mutual Funds       20.02          400
    GAM International FD CL A GM      Mutual Funds       20.02          128
    Van Kampen American Value FD      Mutual Funds       19.37        1,181
    Van Kampen American Value A GM    Mutual Funds       19.37          242
    Van Kampen Emerg GR FD CL A       Mutual Funds       62.78          706
    PIMCO Total Return Fund CL A      Mutual Funds       10.39          216
    PIMCO Total Return Fund CL A GM   Mutual Funds       10.39          409
    Fidelity Adv Small Cap Fd CL T    Mutual Funds       18.73          265
    Fidelity Advisor Growth           Mutual Funds       34.15          152
    Oppen Quest Bal Val CL A          Mutual Funds       16.19          103
    Alliance Prem GR FD CL A          Mutual Funds       26.71          752
    ING Pilgrim INTL Value CL A       Mutual Funds       15.25          321
*   Loan Fund                      Participant Loans     1.000        1,114
    Not Applicable (N/A)             Accrued Income       N/A            12
                                                                  ----------
    Total                                                       $    44,694
                                                                  ==========

*   Party-in-Interest

                          DONTECH PROFIT PARTICIPATION PLAN

                                      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the DonTech II
general partnership (the administrator of the DonTech Profit Participation Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    DonTech Profit Participation Plan

                                        BY: /s/ Robert A. Gross
                                            -------------------

                                            Robert A. Gross
                                            Vice President - Finance &
                                            Chief Financial Officer

Date: June 25, 2001

EXHIBIT INDEX

     Exhibit identified below, is filed herein as exhibit hereto.

   Exhibit
   Number
   ---------

     23     Consent of Independent Accountants

                                                              EXHIBIT 23

                             CONSENT OF INDEPENDENT ACCOUNTANTS

      We hereby consent to the incorporation by reference in (i) the Registration
      Statement on Form S-8 (No. 333-88667) of SBC Communications Inc., and (ii) the
      Registration Statement on Form S-8 (No. 333-27144) of R.H. Donnelley
      Corporation of our report dated June 11, 2001, relating to the financial statements of the DonTech Profit Participation Plan, which appears in this
      Form 11-K.

      /s/ PricewaterhouseCoopers LLP

      Chicago, Illinois
      June 25, 2001